02035272

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 10, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".


terra
lycos
Terra Lycos
1Q 2002 Results

Summary of Contents

5/8/02

<u>Revenue and EBITDA margin in line with forecast previously made public by the Company</u>

TERRA LYCOS IMPROVES EBITDA BY 46% IN THE FIRST QUARTER

- **In the first quarter of 2002, the Company earned revenue of 161 million euros**
- **Profitability measured as operating margin (EBITDA), which was -25% for the quarter, improved 18 percentage points over the first quarter of 2001. Operating costs were reduced by more than 31% during the same period**
- **Net income improved 25% or 44 million euros over the first quarter of 2001**
- **Terra Lycos ended March 2002 with a total of 1.8 million paying subscribers for access, communications and portal services, adding 100,000 in the quarter**
- **The Company ended the quarter with 272,000 ADSL customers, 353% more than the first quarter of 2001. Unique visitors increased 16% over the same period the previous year, to a total of 115 million**

Madrid, May 8, 2002 - Terra Lycos (MC: TRR; NASDAQ: TRLY), the largest global Internet network, today announced its financial results for the first quarter of fiscal year 2002.

Revenue

During the first quarter of 2002, Terra Lycos earned revenue of 161 million euros, in line with the Company's previously announced forecast. In the quarter, the media business, which includes advertising, integrated marketing solutions, e-commerce and portal subscriptions, accounted for 56% of total revenue, and the access and communications services business accounted for 44%.

Revenue from access and communications services was 28% higher than the first quarter last year due to increased broadband penetration and significant market acceptance of the Company's access products and paid communications services.

Despite a difficult advertising market, mainly in the United States, which caused media revenue to decline 26% over the same period last year, the Company's media revenue in Spain and Latin America grew by 38%, compared to the first quarter of 2001.

Terra Lycos established a series of strategic commercial alliances with leading companies in the first quarter, such as the agreement in the United States with FoxSports.com, one of the world's leading sports Web sites. Terra Lycos also launched global broadband products, such as the special 2002 World Cup Soccer site in 17 countries. The Company also launched important vertical portals in certain markets, including Educaterra, the largest transactional supplier of Spanish and Portuguese e-learning services in the world.

The Terra Lycos "OBP" (Open, Basic, Premium) strategy of converting users from free visitors to paying customers has been well received by the market. A series of recently launched paid subscription services exceeded expectations in the first quarter, including Tripod Plus and Angelfire Plus (personal Web page design tools), Terra ADSL, Lycos Finance premium subscription services, and the Lycos InSite subscription search service. The Company also successfully launched recently in Spain its first Internet pay-per-view services with the exclusive broadcast of the famous "Operación Triunfo" concerts.

Through these OBP initiatives, Terra Lycos earned 13 million euros in revenue during the quarter from communications services (CSP) and portal subscription services, a 29% increase over the first quarter of 2001 or 8% over the previous quarter. The communications and portal subscription services that the Company is rolling out in all the regions in which it operates are an important new source of revenue and a key competitive advantage for Terra Lycos.

Operating Expenses

Terra Lycos has continued to increase its management efficiency and reduce operating costs by improving the quality of its business processes. As a result, the Company has cut expenses by more than 31% since the first quarter of 2001, a savings of 52 million euros, and has cut expenses by 7% (8 million euros) compared to the fourth quarter of 2001.

Earnings - EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter were -41 million euros, the best performance to date, which represents a -25% margin, also in line with the Company's previously announced forecast. EBITDA margin improved by 18 percentage points compared to the same period in 2001, or 35 million euros.

Net Income

Income before taxes in the first quarter of 2002 amounted to -161 million euros, an improvement of 21 million euros compared to the previous quarter, despite reduced financial income contribution (15 million euros) due to the negative effect of the foreign exchange rate and an interest rate drop.

Net income at the end of March 2002 totaled -130 million euros, an improvement of 44 million euros, or 25% compared to the first quarter of the previous year. Net income, compared to the previous quarter, decreased because of a 58 million euro reduction of the corporate income tax credit.

During the quarter, amortization of goodwill from previous acquisitions totaled 66 million euros, which represents almost 50% of net income and has no impact on the Company's cash position.

Cash

Efficient cash management allowed Terra Lycos to maintain its position as one of the best capitalized companies in the sector. The Company closed the first quarter with more than 2 billion euros in cash, which will finance operations and allow Terra Lycos to take advantage of market opportunities with a view to continuing to grow profitably.

Operating Results

Terra Lycos closed the first quarter of 2002 with a total of 4.4 million access subscribers, 1.3 million of whom are paying subscribers, an increase of 21% over the same period last year. Of these, 272,000 are ADSL customers, an increase of 353% over the first quarter of 2001 and 17% over the previous quarter.

In addition to access subscribers, the Company ended the first quarter of the year with recurring revenue from its 500,000 communications and portal services subscribers, an increase of 44% over the final quarter of last year.

At the end of the first quarter of 2002, Terra Lycos therefore had a portfolio of 1.8 million paying subscribers for both access products and communications services, as well as portal subscribers, an increase of 10% over last quarter.

The number of unique visitors rose 16% over the same period last year, to a total of 115 million in March 2002. Average daily page views totaled 450 million, an increase of 4% compared to the first quarter of 2001.

Joaquim Agut, Terra Lycos executive chairman, said, "These results demonstrate that Terra Lycos is confronting adverse market conditions with a clear business vision, offering customer-oriented services and content and adding new sources of revenue. This clear market orientation, along with efficient cost management and a strong financial position, gives Terra Lycos a uniquely solid position in the Internet sector and strengthens its positive trend toward profitability."

About Terra Lycos

Terra Lycos is a global Internet group with a presence in 43 countries in 20 languages, reaching 115 million unique users per month around the world. The group, which is the result of Terra Networks S.A.'s acquisition of Lycos, Inc. in October 2000, operates some of the most popular Web sites in the United States, Canada, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

The Terra Lycos network of sites includes Terra in 17 countries, Lycos in 26 countries, Angelfire.com, Atrea.com, ATuHora.com, Azeler.es, Bumeran.com, Direcciona.es, Educaterra.com, Emplaza.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), and others.

With headquarters in Barcelona and operating centers in Madrid, Boston and elsewhere, Terra Lycos is traded on the Madrid stock exchange (TRR) and the Nasdaq electronic market (TRLY).

Spanish GAAP

1Q 2002 Results

Spanish GAAP

Highlights

	Q1 2002	Q4 2001	Q1 2001	Δ% Quarterly	Δ% Annual
Total Revenue	**160,6**	**166,0**	**177,8**	*-3%*	*-10%*
Media	90,1	105,6	122,6	*-15%*	*-26%*
Access and Services	70,5	60,4	55,2	*17%*	*28%*
EBITDA	**(40,8)**	**(41,7)**	**(76,0)**		
EBITDA Margin	**25%**	**-25%**	**-42,8%**	*0 p.p.*	*18 p.p.*
Total Subscribers	**4,9**	**4,7**	**n.a.**	*4%*	*n.a.*
Access Subs	4,4	4,3	4,5	*1%*	*-3%*
CS + Portal Subs	0,5	0,4	n.a.	*44%*	*n.a.*
Average daily page views (million)	**450**	**500**	**431**	*-10%*	*4%*
Unique users (million)	**115**	**111**	**99**	*4%*	*16%*

terra lycos

Consolidated Statements of Operations (*)

(In millions of Euros - Spanish GAAP)

(unaudited)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
Revenues:		
Media	90,1	122,6
Access and Services	70,5	55,2
Total revenues	**160,6**	**177,8**
Cost of revenues	(88,3)	(88,9)
Gross Profit	72,3	88,9
Operating expenses:		
Research and development	(28,7)	(36,7)
Sales and marketing	(54,5)	(89,8)
General and administrative	(30,0)	(38,4)
Total operating expenses	(113,1)	(164,9)
EBITDA	**(40,8)**	**(76,0)**
EBITDA Margin	***-25%***	***-43%***
Depreciation / non-cash charges	(46,4)	(39,2)
Financial income (loss)	14,4	30,0
Share in gains (losses) by equity method	(21,0)	(47,4)
Amortization of goodwill	(65,7)	(126,3)
Extraordinaries and other	(1,4)	(0,9)
Income (loss) before taxes	**(160,8)**	**(259,8)**
Corporate income tax	30,0	85,5
Minority interest	0,6	(0,2)
Net Income (loss)	**(130,2)**	**(174,5)**
Shares Outstanding (' 000)	560.600	557.127

(*) See P&L Description in the Other Information Section.

Consolidated Balance Sheet as of March 31, 2002

(In millions of Euros - Spanish GAAP)
(unaudited)

ASSETS	
Due from Shareholders for Uncalled Capital	**350,3**
Fixed Assets	**1.423,2**
Goodwill in Consolidation	**1.760,0**
Long-term deferred expenses	**14,9**
Current Assets	**2.234,1**
Cash and Short-term financial investments	2.021,9
Other current assets	212,3
TOTAL ASSETS	**5.782,4**

LIABILITIES AND SHAREHOLDERS' EQUITY	
Shareholders' equity	**5.311,7**
Minority interests	**1,6**
Long-term liabilities	**108,0**
Current liabilities	**361,1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5.782,4**

1Q 2002 Results

Spanish GAAP

P&L Data

	Q1 2002	Q4 2001	Q1 2001
Revenue by Business (% of total revenue)			
Media	56%	64%	69%
Access and Services	44%	36%	31%
Revenue by Region and Business (% of total revenue)			
United States	**42%**	**43%**	**60%**
Media	42%	43%	60%
Access and Services	0%	0%	0%
Spain & Latam	**58%**	**57%**	**40%**
Media	14%	21%	9%
Access and Services	44%	36%	31%

Operating Data

	Q1 2002	Q4 2001	Q1 2001	Δ % *Quarterly*	Δ % *Annual*
Total Subscribers (million)	**4,9**	**4,7**	**n.a.**	*4%*	n.a.
Access Subscribers (million)	**4,4**	**4,3**	**4,5**	*1%*	*-3%*
Pay	30%	30%	24%		
Free	70%	70%	76%		
ADSL (thousand)	**272**	**233**	**60**	*17%*	*353%*
Spain	122	109	36	*12%*	*238%*
Latam	150	124	24	*21%*	*530%*
Comm. Services+Portal Subscribers (million)	**0,52**	**0,36**	**n.a.**	***44%***	**n.a.**
Total Pay Subscribers (million)	**1,83**	**1,66**	**n.a.**	*10%*	**n.a.**
Access	72%	78%			
Communication Services + Portal	28%	22%			
Average daily page views (million)	**450**	**500**	**431**	*-10%*	*4%*
Unique users (million)	**115**	**111**	**99**	*4%*	*16%*

1Q 2002 Results

Spanish GAAP

Historic P&L [1]
(EUROS million - SPANISH GAAP [2])

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	TOTAL 2001	Q1 2002
Media	122,6	110,7	109,3	105,6	448,1	90,1
Access and Services	55,2	69,0	60,8	60,4	245,4	70,5
Total Revenue	**177,8**	**179,7**	**170,1**	**166,0**	**693,5**	**160,6**
Cost of Sales	(88,9)	(98,5)	(90,5)	(86,6)	(364,6)	(88,3)
Gross Profit	88,9	81,2	79,6	79,4	328,9	72,3
R&D	(36,7)	(34,7)	(31,3)	(24,8)	(127,6)	(28,7)
S&M	(89,8)	(84,8)	(62,0)	(68,5)	(305,1)	(54,5)
G&A	(38,4)	(27,1)	(35,1)	(27,7)	(128,3)	(30,0)
Total Operating Expenses	(164,9)	(146,6)	(128,4)	(121,0)	(561,0)	(113,1)
EBITDA	**(76,0)**	**(65,5)**	**(48,8)**	**(41,7)**	**(232,0)**	**(40,8)**
Depreciation/non-cash	(39,2)	(48,7)	(43,2)	(54,5)	(185,5)	(46,4)
Financial income (loss)	30,0	38,9	27,7	29,7	126,3	14,4
Share in gains (losses) by equity method	(47,4)	(78,9)	(46,7)	(8,7)	(181,7)	(21,0)
Amortization of goodwill	(126,3)	(142,6)	(51,3)	(63,2)	(383,5)	(65,7)
Extraordinaries and other	(0,9)	(7,9)	(22,6)	(43,4)	(74,8)	(1,4)
Income (loss) before taxes	**(259,8)**	**(304,7)**	**(185,0)**	**(181,9)**	**(931,3)**	**(160,8)**
Corporate income tax	85,5	87,8	101,7	88,4	363,4	30,0
Minority interest	(0,2)	0,9	0,4	0,5	1,6	0,6
Net Income (loss)	**(174,5)**	**(216,0)**	**(82,9)**	**(93,0)**	**(566,3)**	**(130,2)**
Total shares (000s) [3]	557.127	557.471	558.619	558.835	558.013	560.600

(1) See P&L Description in the Other Information Section.
(2) As of 2001 P&L data through EBITDA accounted under Spanish GAAP does not differ from P&L data under US GAAP. For previous periods some accounting differences arise.
(3) Excludes shares assigned to the Stock Option Plan

1Q 2002 Results

Spanish GAAP

Historic P&L Data(*)

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	TOTAL 2001	Q1 2002
Revenue by Business						
(% of total revenue)						
Media	69%	62%	64%	64%	65%	56%
Access and Services	31%	38%	36%	36%	35%	44%
Revenue by Region and Business						
(% of total revenue)						
United States	**60%**	**49%**	**53%**	**43%**	**51%**	**42%**
Media	60%	49%	53%	43%	51%	42%
Access and Services	0%	0%	0%	0%	0%	0%
Spain & Latam	**40%**	**51%**	**47%**	**57%**	**49%**	**58%**
Media	9%	13%	11%	21%	14%	14%
Access and Services	31%	38%	36%	36%	35%	44%

(*) See P&L Description in the Other Information Section.

1Q 2002 Results

Spanish GAAP

As percentage of revenue



Gross Margin
50%
45%
47%
48%
45%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02



R&D Expenses
21%
19%
18%
15%
18%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02



S&M Expenses
51%
47%
36%
41%
34%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02



G&A Expenses
22%
15%
21%
17%
19%
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02



EBITDA Margin
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
-43%
-36%
-29%
-25%
-25%

1Q 2002 Results

Spanish GAAP

Historic Consolidated Balance Sheet
(EUROS million - SPANISH GAAP)

	2001				2002
ASSETS	March 31	June 30	September 30	December 31	March 31
Due from Shareholders for Uncalled Capital	474,2	420,7	388,7	367,0	350,3
Fixed Assets	1.406,9	1.309,0	1.383,3	1.499,9	1.423,2
Goodwill in Consolidation	1.907,2	1.883,1	1.866,3	1.819,2	1.760,0
Long-term deferred expenses	23,2	14,2	11,4	8,8	14,9
Current Assets	2.874,6	2.845,8	2.552,7	2.412,5	2.234,1
Cash and Short-term financial investments	2.601,7	2.610,9	2.333,1	2.190,1	2.021,9
Other current assets	272,9	234,8	219,6	222,3	212,3
TOTAL ASSETS	6.686,1	6.472,9	6.202,4	6.107,3	5.782,4
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity	6.002,4	5.840,7	5.592,4	5.556,8	5.311,7
Minority interests	3,5	3,3	3,5	3,5	1,6
Long-term liabilities	202,7	188,0	162,6	115,5	108,0
Current liabilities	477,6	440,9	444,0	431,5	361,1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6.686,1	6.472,9	6.202,4	6.107,3	5.782,4

1Q 2002 Results

Spanish GAAP

terra lycos

Historic Operating Data

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	TOTAL 2001	Q1 2002
Total Subscribers (million)	n.a.	n.a.	n.a.	**4,7**	**4,7**	**4,9**
Access Subscribers (million)	**4,5**	**4,3**	**4,3**	**4,3**	**4,3**	**4,4**
Pay	24%	30%	30%	30%	30%	30%
Free	76%	70%	70%	70%	70%	70%
ADSL (thousand)	**60**	**133**	**174**	**233**	**233**	**272**
Spain	36	79	91	109	109	122
Latam	24	54	83	124	124	150
Comm. Services + Portal Subscribers (million)	n.a.	n.a.	n.a.	**0,36**	**0,36**	**0,52**
Total Pay Subscribers (million)	n.a.	n.a.	n.a.	**1,66**	**1,66**	**1,83**
Access	n.a.	n.a.	n.a.	78%	78%	72%
Communication Services + Portal	n.a.	n.a.	n.a.	22%	22%	28%
Average daily page views (million)	**431**	**460**	**481**	**500**	**500**	**450**
Unique users (million)	**99**	**103**	**109**	**111**	**111**	**115**

US GAAP

US GAAP accounts will be available upon

filing of the 20F with the SEC

by end of June 2002.

Differences between Spanish and United States Generally Accepted Accounting Principles

The most significant differences between U.S. GAAP and Spanish GAAP relevant to TerraLycos are:

- **Capitalization of start-up costs**

  Under Spanish GAAP, expenses incurred during the start-up of a business which will contribute to future revenues may be deferred and amortized over five years. For U.S. GAAP purposes, start-up costs must be expensed as incurred.

- **Recognition of deferred tax assets**

  Spanish GAAP permit the recognition of deferred tax assets, including those related to net operating loss carryforwards, if the deferred tax assets can be reasonably realized within a ten-year period. For 2000 and 1999 TerraLycos has recognized such tax assets under Spanish GAAP, since its business plan indicates that these assets will be realized within a ten-year period. Under U.S. GAAP, based on relevant considerations, a valuation allowance would be provided in full against the deferred tax assets related to TerraLycos' net operating losses.

- **Goodwill arising from acquisition of Lycos Virginia, Inc.**

  Under U.S. GAAP, the acquisition price of Lycos Virgina, Inc. is determined in a different manner than the calculation under Spanish GAAP, therefore resulting in a different amount of goodwill. First, the Terra Networks, S.A. shares issued to consummate the acquisition are valued using the average market price of Terra Networks, S.A.'s common stock around the time the merger was agreed and announced. Furthermore, upon acquisition, Terra Networks, S.A. agreed to replace outstanding options to purchase shares of Lycos, Inc. common stock held by Lycos' employees with options to purchase Terra Networks, S.A.'s shares. The value of these replacement options, to a certain extent, is also considered purchase price under U.S. GAAP. Moreover, in regards to non-vested options granted, a portion of the fair value of these awards is instead classified as deferred compensation and is amortized over the remaining period of time in which employees earn full rights to the options.

- **Investments under FASB 115**

  Under U.S. GAAP, equity investments constituting between 20% and 50% of a company's share capital should be accounted for under the equity method. Investments constituting less that 20% of a company's share capital should be accounted for pursuant to FASB 115 ("Accounting for Certain Investments in

Debt and Equity Securities"). Lycos, Inc., subsidiary of Terra Networks, S.A., has several equity investments and, pursuant to FASB 115, it has been concluded that all of its equity investments constituting less than 20% of a company's share capital should be considered "available for sale" and, accordingly, these investments are marked to market at each balance sheet date, and any unrealized gains or losses are operations. Under Spanish GAAP, all unrealized losses are recorded in the statement of operations and a reserve for those investments whose value has declined is recorded. However, under Spanish GAAP, the historical cost basis of those investments that have increased in value is not adjusted and all unrealized gains are not recognized as income until they are realized.

- **Tax deduction benefit of stock options**

  Under U.S. GAAP, the exercise of employee stock options results in a tax benefit which can be carried forward to offset future taxable income. This benefit, when recognized in 2001, is accounted for as a credit to additional paid-in capital for U.S. GAAP purposes. Under Spanish GAAP, a reduction in income tax expense would be recorded. Under U.S. GAAP, the deferred tax asset associated with the future deduction would be fully reserved against, as it is not certain that it will be realized.

- **Acquisitions accounted for as pooling of interests**

  Pooling of interests accounting is not permitted under Spanish GAAP. Under Spanish GAAP, the fair value of the shares issued to the shareholders of the company acquired is recorded as purchase price and the excess of the purchase price over the net assets acquired is recorded as goodwill, which is amortized over a five-year period. Under U.S. GAAP, when a transaction is accounted for as a pooling of interests, the historical accounts of the parties are combined both retroactively and prospectively and no fair value adjustments are made.

- **Acquisitions through share exchange transactions**

  When an acquisition through a share exchange transaction takes place, for U.S. GAAP purposes, the difference between the fair value of the shares around the time the terms of the agreements are reached and announced and the par value at which, for Spanish GAAP purposes, the shares are issued is considered additional purchase price. This additional consideration results in the same amount of goodwill.

- **Gain on sale of investment**

  During January 2001, Lycos Europe increased capital in order to acquire Multimania through a share exchange transaction. The total amount of the capital increase was approximately €230 million. As a result of the capital increase, Lycos' percentage of ownership in Lycos Europe was reduced to approximately 29% from 32% and Lycos recognized, for Spanish GAAP purposes, a one-time gain of €66 million. Under U.S. GAAP, a one-time gain is recognized only if the company receives cash or cash equivalents in exchange for the shares issued in the capital increase

P&L Description

Cost of sales represents the direct cost of supporting the Terra Lycos networks including all direct employee costs, product delivery and content, customer service, Ad servicing costs, and hosting and bandwidth and general office overhead.

Research and development includes the direct cost of developing new and supporting existing products and services, primarily direct employee costs, consulting, content, software and general office overhead.

Sales and marketing includes all direct costs of promoting the brand and selling against that brand including direct employee costs, marketing development and promotion, research, public relations, general office overhead.

General and Administrative includes all those costs which act as a support function to the company.

What is excluded from EBITDA includes interest on our commercial paper, taxes on corporate income, depreciation on fixed assets (including lease expense on fixed assets), and amortization on intangible assets (primarily relating to amount `pushed down´ from Corporate based on Purchase accounting).

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on strategic investments, equity losses on affiliates, and other one time charges we believe to be outside the normal course of business and which may change from period to period.

terra lycos

Main Fully and Equity Consolidated Companies

MAIN FULLY CONSOLIDATED COMPANIES	
ARGENTINA	TERRA NETWORKS ARGENTINA S.A.
BRAZIL	TELEFONICA INTERACTIVA BRASIL LTDA. (GRUPO)
COLOMBIA	TERRA NETWORKS COLOMBIA HOLDING S.A. (GRUPO)
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADO
SPAIN	BUMERAN PARTICIPACIONES S.L. (GRUPO)
SPAIN	IFIGENIA PLUS, S.A.
SPAIN	MAPTEL NETWORKS, S.A.
SPAIN	TERRA NETWORKS ESPAÑA, S.A.
GUATEMALA	TERRA NETWORKS GUATEMALA S.A.
MEXICO	TERRA NETWORKS MEXICO HOLDING S.A. DE C.V. (GRUPO)
PERU	TERRA NETWORKS PERU S.A.I
DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.
URUGUAY	TERRA NETWORKS URUGUAY, S.A.
USA	LYCOS VIRGINIA INC.
USA	TERRA NETWORKS USA INC.
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.

MAIN EQUITY CONSOLIDATED COMPANIES	
SPAIN	A TU HORA, S.A.
SPAIN	EMPLAZA
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.
SPAIN	TERRA MOBILE, S.A.
SPAIN	UNO_E BANK
USA	ONE TRAVEL.COM, INC.
SPAIN	INICIATIVAS RESIDENCIALES EN INTERNET, S.A.
SPAIN	AZELER AUTOMOCIÓN, S.A.

terra lycos

Historic Guidance

	Revenue (€ m)	EBITDA Mg
May 8th, 2001 *For the period of:*		
Q2 2001	**165 -170**	**-40% -36%**
FY 2001	**705 – 735**	**-34% -30%**
July. 30th, 2001 *For the period of:*		
Q3 2001	**170 -175**	**-34% -30%**
FY 2001	**705 - 735**	**-34% -30%**
Nov. 8th, 2001 *For the period of:*		
Q4 2001	**165 -177**	**-28% -25%**
FY 2001	**692 - 705**	**-34% -30%**
Feb. 26th, 2001 *For the period of:*		
Q1 2002	**160 -170**	**-27% -24%**
FY 2002	**720 - 780**	**-19% -15%**

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Other Information

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Press Releases

- **January, 7th. 2002:** Terra Lycos announces the further development of its Terra Libre acces service in Mexico, consolidating its OPB business model which provides users with a range of the most basic to the most complete, added value products and services.

- **January, 15th. 2002**: Terra Lycos and Foxsports.com team up in a multi-million dollar alliance to create an online sports powerhouse.

- **February, 4th. 2002:** Terra Lycos presents "Terra Plus", a new Internet access product with more advantages and the best tools, aimed at residential users and SOHOs (Small Offices, Home Offices).

- **February, 20th. 2002:** Terra Lycos Mexico launches Terra Mail Premium, its new unified messaging service.

- **March, 19th. 2002:** Terra Lycos launches "Lycos Premium Communities" and "Lycos Business Intranets", new communication tools for small businesses, groups, clubs and teams.

- **March, 19th. 2002:** Terra Lycos launches "Gamesville on Demand", becoming the first portal to launch a subscription gaming platform.

After the close of the quarter:

- **April, 3rd. 2002:** Terra Lycos launches Educaterra, a vertical online learning and training portal, designed for individuals, learning institutions and businesses.

- **April, 24th. 2002**: Terra España makes its search engine more powerful by incorporating Lycos España's search engines technology.

Contact Information

Terra Lycos

Investor Relations

José C. Durán Investor Relations Director
Phone: 34.91. 452.3274
e-mail: josec.duran@corp.terra.com

Claudia Sierra Investor Relations
Phone: 34.91. 452.3308
e-mail: claudia.sierra@corp.terra.com

Concha López Investor Relations
Phone: 34.91. 452.3020
e-mail: concha.lopez@corp.terra.com

Justine Alonzo Investor Relations USA
Phone 1.781. 370.28.07
e-mail: justine.alonzo@corp.terralycos.com

Terra Lycos

Shareholders Office

Cristina García Shareholders Office
Phone: 900.500.525
e-mail: oficina.accionistas@corp.terra.com

Other Information

terra lycos

Earnings Announcement Dates
(subject to change)

1Q 02	May 8th, 2002
2Q 02	July 29th, 2002
3Q 02	Nov. 7th, 2002


terra
lycos

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: May 10, 2002 By: ______________________

Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary - Board of Directors